Exhibit 99.1

TDH Holdings, Inc. Announces 1-for-20 Reverse Stock Split

QINGDAO, CHINA – June 10, 2022 - TDH Holdings, Inc. (NASDAQ: PETZ) (“TDH” or the “Company”), a PRC-based company that specializes in the development, manufacturing and sales of pet food products in China and beyond, announced today that the Company’s Board approved to effect a reverse stock split of the Company’s common shares at the ratio of one-for-twenty with the market effective date of June 14, 2022. The objective of the reverse stock split is to enable the Company to regain compliance with NASDAQ Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

Beginning with the opening of trading on June 14, 2022, the Company’s common shares will trade on the NASDAQ Capital Market on a split-adjusted basis, under the same symbol “PETZ” but under a new CUSIP Number, G87084110. As a result of the reverse stock split, each twenty common shares outstanding will automatically combine and convert to one issued and outstanding common share without any action on the part of the shareholder. No fractional shares will be issued because of the reverse stock split. Instead, any fractional shares that would have resulted from the reverse split will be rounded up to the next whole number. The reverse stock split will reduce the number of common shares issued and outstanding from approximately 126,260,157 to approximately 6,313,014 (subject to the rounding up for fractional shares). The authorized number of common shares will be reduced by the same one-for-twenty ratio from 1,000,000,000 to 50,000,000.

About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. (the “Company”) (NASDAQ: PETZ), is a developer, manufacturer, and distributer of a variety of pet food products under multiple brands that are sold in China, Asia, and Europe. More information about the Company can be found at www.tiandihui.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding: its ability to regain compliance with the Nasdaq listing requirements are forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the petfood industry in China and internationally; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and internationally and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Feng Zhang, CFO

Email: zhangfeng@tdhpet.com

Phone: +86 183-1102-1983